Exhibit 4.23

CONSULTANCY AGREEMENT

between

Qiagen GmbH

and

Dr. Metin Colpan

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THIS AGREEMENT is made the 4th day of December 2003.

BETWEEN:

(1)	QIAGEN GMBH, a company organized under the laws of the Federal Republic of Germany with registered offices in Hilden (the “Company”); and

(2)	Dr. Metin Colpan, [private address] (the “Consultant”).

WHEREAS:

(A)	The Consultant is the former managing director of the Company as well as the former Chief Executive Officer of the Company’s parent Company Qiagen N.V. and has unique expertise in the field of the Company’s business and is willing to make his expertise available on a consultancy basis.

(B)	The Company wishes to engage the Consultant to provide various services upon the terms and subject to the conditions of this Agreement.

IT IS AGREED AS FOLLOWS:

§ 1

Scope of Services / Role of the Consultant

1.1	The Consultant shall have the position of a “Senior Technology Advisor” to the Company. In such capacity the Consultant shall provide services making his unique experience available to the Company in the following areas (the “Services”):

(a)	Advice on Technology and Other Projects (Section 2)

(b)	Advice to Management Teams (Section 3)

All assignments to the Consultant shall have a clearly defined scope and shall not be of principal nature in order to be clearly distinguished from the obligations being fulfilled by the Consultant in his capacity as a member of the supervisory board of the Company’s parent (the “Supervisory Board”).

1.2

Nothing in this Agreement will make the Consultant an employee of the Company or be construed as having such effect and the Consultant acknowledges that he is an independent contractor to the Company. Nothing in this Agreement shall constitute the Consultant as the agent of the Company and the Consultant shall not have any right or power whatsoever, to represent, to contract on behalf of or to bind the Company or any of its affiliated companies within the meaning of Section 15 seq. of the German Stock Corporation Act (the “Affiliated Companies”) in any way in relation to third

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parties, and the Consultant shall not represent himself as and avoid to be perceived as being an employee, representative, agent or proxy holder of the Company or any of its Affiliated Companies. Nothing in this Agreement shall constitute a partnership or a joint venture between the parties.

1.3	Subject to the provisions in this clause 1.3, the Consultant will principally decide in his sole discretion where and when to perform the Services unless reasonable, specific requests are made by the Company’s new managing director and simultaneous Chief Executive Officer of the Company’s parent (the “CEO”).

1.3.1	The Company will make available an office to the Consultant on its premises, Max-Vollmer-Straße 4, 40724 Hilden; provided however that the current office of the Consultant on such premises shall be used for other purposes and that the Consultant shall be assigned to a different office on the 3rd floor (QSI, next to strategy marketing). The Consultant shall not other than at the specific request of the Company be required to attend at his office in the Company. He shall, however, be available by telephone on reasonable prior notice.

1.3.2	In order to establish the new organizational structure of the Company the parties agree, that the Consultant shall not be present on the Company´s or any of the Affiliated Company´s premises or have contact with the Company´s or any of the Affiliated Company´s employees for a transition period of three (3) months commencing on January 1st, 2004 and ending on March 31, 2004 (the “Transition Period”); provided however that a limited presence of the Consultant on the Company´s or an Affiliated Company´s premises and limited contact with the Company´s or an Affiliated Company´s employees, in each case at the specific request of the CEO, shall not be prohibited during the Transition Period. During the Transition Period the Management Board will assign specific projects to the Consultant such as a study on microfluidic trends in sample preparation and/or on surface chemistries requiring his Services for 38 days it being understood that these 38 days will appropriated to the total number of working days per year as defined in Section 6.3. The final topic for such consultancy work during this period shall be described by the CEO. In case the Management Board and/or the CEO fail to assign projects to the Consultant requiring 38 days during the Transition Period, the Company nevertheless is obliged to pay to the Consultant the total amount of consultancy fees the Consultant would have received for his Services during the Transition Period if he had worked the projected 38 days.

1.3.3	The Consultant shall perform the Services within time-limits as reasonably agreed upon between the Company and the Consultant, if any.

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§ 2

Advice on Technology and Other Projects

2.1	The Consultant shall advise the Company on and make his unique experience available to provide assistance with all questions and issues relating to certain technology projects as defined and delegated by the Management Board of the Company upon suggestion of the Consultant. If the consultant discovers a new technology, he can suggest to the CEO of the Company that a project be launched to evaluate such technology. On the CEO´s request the Consultant can also serve as an advisor to the team evaluating such technology and participate in the meetings where the technology evaluation is presented.

2.2	The Consultant may, upon reasonable request of the CEO also advise the Company on and make his unique experience available to provide assistance with all questions and issues relating to other projects as defined by the Management Board of the Company from time to time. In particular, the CEO can request advice and assistance from the Consultant on sales and marketing including, without limitation, the request to travel with sales representatives. In addition, the CEO can request specific advice and assistance from the Consultant on areas such as business development, strategic planning, research and development, instruments and operations.

§ 3

Advice to Management Teams

3.1	The Consultant shall be entitled to visit (and to receive all invitations and minutes) not as a member but solely in an advisory role the Portfolio Management Team meetings of the Company (or a successor body designated by the CEO in which product and technology opportunities are discussed). Before attending any of the meetings of the Portfolio Management Team the Consultant shall meet with the CEO to review any significant objections the Consultant might have and to coordinate the positions to be taken in such meeting.

3.2	The Consultant shall further be allowed to attend meetings of the Technology Council and Scientific Advisory Committee (as far as meetings with scientific consultants are on the agenda), in each case if the CEO has invited him to attend such meeting. Regardless of whether the Consultant has been invited the Consultant shall receive for information purposes the invitations and the minutes of all such meetings.

3.3	Given the former position of the Consultant as CEO of the Company it shall be reviewed in December 2004 if a permanent invitation of the Consultant to all of the above-mentioned meetings is in the best interest of the Company including, without limitation, the strength of Company´s new leadership. Subsequent to such review the CEO shall have the right to suggest to the board that this visitation right be revoked. The parties agree that such proposal shall be decided on by the Supervisory Board.

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§ 4

Information Rights

4.1	In order to provide his Services the Consultant shall be granted access to the necessary Company information and shall be allowed to have conversations with the relevant employees of the Company in accordance with the following provisions 4.2 through 4.4. For the avoidance of doubt, notwithstanding the foregoing, any information obtained from or any conversation conducted with any employee of the Company without the Consultant’s prior initiative is not subject to the following provisions and does not constitute a breach of this Agreement.

4.2	The Consultant shall first approach the CEO with his information or conversation request who will then, in his absolute discretion, decide whether the requested information or conversation is necessary for the provision of the Consultant’s Services. If the CEO decides that the information and/or conversation is necessary for the provision of the Consultant’s Services he will coordinate the necessary procedures to obtain the information and/or organize the conversation requested by the Consultant together with the responsible leaders of the Company’s divisions (i.e. Business Development, Strategic Planning, Research & Development, Q-Investments, Sales & Marketing and Operations).

4.3	The Consultant´s access to sales evaluations from SAP or CRM shall be limited to retroperspective evaluations and only be granted in accordance with clause 4.2 above while taking into account possible conflicts of interests of the Consultant and the applicable insider provisions.

4.4	Notwithstanding any other provision in this Agreement the Consultant shall not be entitled to be informed about mergers and acquisitions or joint-ventures or any other co-operations planned by the Company, except he rightfully requests such information based on his position as a member of the Supervisory Board, it being understood that the Company may in its absolute discretion inform the Consultant on a “need-to-know” basis about such mergers and acquisitions or joint-ventures or any other co-operations planned by the Company which in the opinion of the Company are of significant importance to the Consultant in order to perform his services hereunder.

§ 5

Reporting Obligations

5.1	On June 30th and on December 1st of each calendar year, starting on June 30th 2004, the Consultant shall submit to the CEO of the Company a written report setting forth the services performed by the Consultant in the preceding six–months-period including a specification on the time spent on the different Services provided to the Company in such period.

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5.2	Notwithstanding the foregoing, the Consultant shall within a reasonable time-limit provide the CEO with any necessary information about the Services.

§ 6

Consultancy Fees, Expenses and Taxes

6.1	Subject to the provisions of this Section 6 the Company shall pay the Consultant a fixed daily consultancy fee of € 2,759,00 (in words two thousand and seven hundred fifty Euros) (plus any VAT attributable thereto) in consideration for his Services.

6.2	The full daily consultancy fee is deemed to be earned for a particular day if the Consultant has spent more that eight (8) hours providing Services to the Company on such day, including travel times in connection with such Services. If on a particular day the Consultant has spent less than eight (8) providing Services to the Company the daily consultancy fee shall be reduced on a prorated basis.

6.3	The Company shall assign projects to the Consultant requiring his Services for 150 days per year (“Projected Days”) it being understood that the assignments shall be reasonably prorated over the calendar year. In case that the Projected Days are not achieved within one calendar year, the remaining difference between the achieved number of days and the Projected Days shall be carried forward to the next year. Any director’s fees to be paid by the Company to the Consultant in his capacity as a member of the Supervisory Board shall be deducted from the consultancy fees due under this Agreement. Payment of the consultancy fees shall be made quarterly on receipt by the Company of an invoice in the appropriate amount.

6.4	The Company will not reimburse the Consultant’s expenses, provided however, that reasonable travel expenses (including accommodation) properly incurred by the Consultant in the provision of the Services shall be reimbursed if the travel has been undertaken with the prior consent of the CEO of the Company. The CEO and the Consultant can, if appropriate for a specific consulting project, agree upon a reasonable lump sum for travel expenses (including accommodation).

6.5

The Consultant will be responsible for and will pay all taxes (including, without limitation, any interest, penalties or fines in connection with such taxes) imposed by any competent taxation authority in respect of all fees, expenses or other payments of any nature paid to him pursuant to this Agreement (the “Taxes”). If, for any reason, the Company becomes liable to pay, or shall pay, any such Taxes, the Company shall be entitled to deduct from any amounts payable to the Consultant pursuant to this Agreement all amounts so paid or required to be paid by it. To the extent that any Taxes so paid or required to be paid by the Company exceed the amounts payable by the Company to the Consultant pursuant to this Agreement, or if the Company shall

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otherwise elect by notifying the Consultant in writing, the Consultant shall forthwith pay to or reimburse the Company for an amount equal to such excess or the Taxes which have been paid by the Company. The Consultant is further responsible for his social security (medical-, care-, pension insurance, etc.). When assessing the amount of the consultancy fee pursuant to Section 6.1 the parties to this Agreement by common consent proceeded on the assumption that the Consultant is not liable to contribute to the statutory social insurance. In case, diverging from this assumption, the Consultant is nevertheless liable for such contributions to the social insurance, the Company will assume such contributions.

6.6	In the event that there is a Change in Control and this Agreement has not been terminated or suspended one year prior to such Change in Control in accordance with Section 15 of this Agreement the Company shall make to the Consultant a single payment equal to the total amount of consultancy fees the Consultant would have received for his Services for a period of five (5) further years starting from the occurrence of the Change of Control assuming that the Consultant would have worked for the Projected Days as stipulated in Section 6.3. As used in this Agreement, a “Change in Control” shall be deemed to have occurred if (i) there is a sale or transfer of all or substantially all of the assets of the Company or the Company´s parent in one or a series of transactions; or (ii) there is a merger or consolidation of the Company´s parent whether or not approved by the Supervisory Board, other than a merger or consolidation which would result in the voting securities of the Company´s parent outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or the parent of such corporation) more than 50% of the total voting power represented by the voting securities of the Company´s parent or such surviving entity or parent of such corporation outstanding immediately after such merger or consolidation, or (iii) if there is a sale or transfer of more than 50 % of the shares in the Company other than a sale or transfer only serving for a reorganization of the Qiagen group and not infringing upon the equity interest proportion of the Company’s parent.

§ 7

Stock Options

7.1	The existing stock options of the Consultant shall not be affected by this Agreement and shall continue to vest or accelerate in accordance with the respective provisions for such options. Stock options granted under this section 7 of this agreement shall continue to vest as long as the Consultant is a member of the Supervisory Board.

7.2

The Company shall use its best efforts that the Company’s parent grants new stock options to the Consultant on an annual basis amounting up to three (3) times as many options as are being granted to an ordinary member of the Supervisory board in the

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respective year. Provided that the Consultant has worked less than the number of days pursuant to Section 6.3. in a particular calendar year, the number of options shall be reduced by multiplying such number with the fraction of the number of days worked by the Consultant in such particular year (being the numerator) divided by the maximum number of days pursuant to Section 6.3 above (being the denominator).

7.3	Upon the occurrence of a Change in Control (as defined in Section 6.6) 75 % of the stock options granted to the Consultant after execution of this Agreement pursuant to Section 7.2 and held by the Consultant as of such date shall be immediately and fully vested and shall be otherwise exercisable in accordance with the terms of the stock option agreement, pursuant to which they were granted.

§ 8

Intellectual Property

8.1	If, at any time during the term of this Agreement, the Consultant (either alone or with others):

(a)	makes or discovers any invention, development, process or secret whatsoever whether patentable or not (“Inventions”); or

(b)	produces any work in any medium whatsoever including any model, drawing, document, plan, tape, disk or photograph and whether in two or three dimensions (“Works”),

in the field of innovative enabling technologies and products for collection, stabilization, separation and purification of nucleic acids (DNA and RNA) and automation of such., then all intellectual property and proprietary rights in such Inventions and Works shall belong to and be the sole legal and beneficial property of the Company and the Consultant shall without delay communicate and deliver up to the Company all available information and materials relating to the Inventions and deliver up to the Company all Works, all of which shall be the exclusive property of the Company, and the Consultant shall not use, reproduce or disclose any part of them without the prior written consent of the Company. This provision shall not apply to any rights in Inventions and Works to the extent that the same by operation of applicable law cannot be vested in the Company (“Consultant Rights”).

8.2

The Consultant shall at the request and cost of the Company (whether during or after the end of the term of this agreement) forthwith assign to the Company by written instrument (or, if by the operation of law assignment is not possible, shall licence to the Company) all Consultant Rights and upon such assignment (or licensing) shall deliver up to the Company any relevant Works. The Company´s compensation to the

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Consultant for such assignment or licence and for the delivery up is included in the consultancy fees pursuant to Section 6 of this Agreement.

8.3	The Consultant shall at the request and cost of the Company (whether during or after the end of the term of this Agreement) sign and execute all such deeds and documents and do all such acts and things as the Company may reasonably require to:

(a)	apply for, obtain and vest in the name of the Company alone (unless the Company otherwise directs) letters patent, registered designs or other protection of any nature whatsoever in respect of Inventions and Works in any country throughout the world and, when so obtained or vested, to renew and maintain the same including, without limitation, to assist the Company in any proceedings concerning the infringement of rights in Inventions or Works; and

(b)	defend any proceedings in respect of such applications and any petitions or applications for revocation of such letters patent, registered designs or other protection.

8.4	The Consultant shall give notice in writing to the Company promptly on becoming aware of any infringement or suspected infringement of any intellectual property rights in any Invention or Works.

8.5	The Consultant shall not do or allow to be done anything which would or might prejudice the rights of the Company under this Section 8 or any intellectual property rights of the Company or of any other Affiliated Company in any Invention or Design.

§ 9

Covenants of the Consultant

9.1	The Consultant will perform the Services with reasonable care and skill to the best of his ability.

9.2	The Consultant is liable for damage caused intentionally or by gross negligence. In any case the Consultant’s liability under this Agreement is limited to the amount covered under the Consultant’s professional liability insurance pursuant to the following Section 9.3.

9.3	The Consultant shall maintain professional liability insurance covering claims up to a value of not less than EUR 2 million and shall on request produce to the Company a copy of the policy of insurance and evidence that any premiums have been paid.

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§ 10

Lock-up and Sale of Stock

10.1	Until January 1st, 2005 the Consultant shall not be allowed to sell more than 25 % of the Company’s shares owned by him at the time of this Agreement (the “Lock-up”). For the avoidance of doubt, the parties hereby agree that the Consultant currently owns 6,454,025 shares in the Company. The Lock-up will be rescinded in case and as soon as the Supervisory Board has taken a respective decision to do so.

10.2	Notwithstanding the foregoing the 800.000 shares held by the Consultant in GbR with his children are not subject to the Lock-up and may be sold at any time in accordance with the applicable provisions for such sale.

10.3	Any transactions of the Consultant in the Company’s stock shall be coordinated with the CEO during the term of this Agreement as long as the Consultant (i) owns more than 3 % of the Company’s stock and (ii) is a member of the Supervisory board. The approval pursuant to this Section 10.3 shall be granted in accordance with the Company’s Insider Trading Regulation and shall not be unreasonably withheld.

10.4	Any restrictions in the sale of the Company’s stock pursuant to this Section 10 shall be rescinded automatically in case and as soon as the stock price per share exceeds € 20,00, regardless whether the Consultant is still a member of the Supervisory Board.

§ 11

Non-Competition Clause, Conflict of Interest and Non-Solicitation

11.1	During the term of this Agreement the Consultant shall not compete directly or indirectly in any manner whatsoever whether as employee, agent, consultant or through participations and the like with operations or businesses in which the Company is engaged, in particular, without limitation, the Consultant shall not engage in the field of innovative enabling technologies and products for collection, stabilization, separation and purification of nucleic acids (DNA and RNA) and automation of such.

11.2	The Consultant is bound to the Company’s best interests during the term of this Agreement. He shall notify the Company of any possible or potential conflict of interest which may result from his other activities, and shall commence such other activities only after written approval of the Company which may not be unreasonably withheld.

11.3	The Consultant shall not and undertakes not to, without the prior consent of the Company, solicit and/or entice away any officer, director or employee of the Company

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directly or indirectly; this includes especially the offer of direct or indirect contractual relations as well as any encouragement to apply for another position or relation.

§ 12

Confidentiality

12.1	The Consultant shall keep secret and shall not at any time (whether during the course of or after the termination of this Agreement for whatever reason) use for his own or another’s advantage, or reveal to any person, firm, company or organisation (other than in the course of performing the Services to officers, employees, advisers or contractors of the Company or any other Affiliated Company who have a right to know) and shall use his best endeavours to prevent the publication or disclosure of any of the trade secrets, business methods, processes, formulations, technical data, reports or information which the Consultant knew or ought reasonably to have known to be confidential concerning the business or affairs of (a) the Company, (b) any other Affiliated Company or (c) any of its or their customers, clients, scientific collaborators or business partners.

12.2	The parties to this Agreement shall further keep secret and confidential the execution of this Agreement and its contents at any time, unless they agree on the disclosure.

12.3	The restrictions contained in Section 12.1 and 12.2 shall not apply:

(a)	to any disclosure or use authorised by the Management Board or required by law or any other relevant regulation or requirement; or

(b)	to information or knowledge which has come into the public domain without fault on the part of the Consultant.

§ 13

Company Records

13.1	The Consultant agrees to hold all business records placed in his disposal in safe custody, and to ensure that they cannot be inspected by third parties.

13.2

Upon termination of this Agreement for whatever reason, the Consultant agrees to return to the Company any and all books, documents, papers (including copies), correspondence, records, drafts and the like, including electronically-held documents and other data files, samples, as well as any other material or any property of any kind which concern the Company matters or are relating to the business of the Company

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and which may then be in his possession or under his power and control and to delete any Company data on his PC after offering the Company a copy thereof. Any right of retention on such company’s items is excluded.

§ 14

Media Activities / Public Relations

14.1	All investor relationship, public relations or other media activities by the Consultant shall be coordinated with and pre-approved by the CEO as far as the Consultant represents himself in public as consultant of the Company and the interests of the Company are concerned. The approval shall not be unreasonably withheld.

14.2	The Consultant shall not at any time without the prior consent of the CEO publicly represent himself as having a role which is other than a Senior Technology Advisor to or Consultant of the Company and shall ensure that his function is understood by third parties as advisory only.

§ 15

Term and Termination of the Agreement

15.1	Subject to the provisions of this Section 15 this Agreement shall have an initial fixed term of five (5) years commencing on January 1st, 2004 and terminating on December 31st, 2008. After this initial term this Agreement will be prolonged implicitly for further periods of one year each, if the parties do not terminate this Agreement with six (6) month prior written notice until the end of the initial fixed term or until the end of each following year. Notwithstanding the foregoing this Agreement will finally terminate on December 31st, 2015 without requiring any termination notice from either of the parties.

15.2	Each party has the right to terminate this agreement with immediate effect in the event of a Change in Control as defined in Section 6.6.

15.3	The Company has the right to suspend the Consultant from his duties to perform Services under this Agreement at any time after an initial period of 12 months in which case any information rights shall cease to exist, provided however that the Company shall be obliged in such case to continue its payments to the Consultant until the moment this Agreement could have been terminated regularly at the earliest, assuming that the Consultant would have worked for 50 % of the Projected Days (= 75 days per year) as stipulated in Section 6.3 of this Agreement, but in any case not less than EUR 187,500.

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15.4	Nothing in this Agreement shall affect the right to terminate this Agreement for good cause (§ 626 German Civil Code). As good cause within the meaning of the previous sentence which entitles the Consultant to terminate this Agreement with immediate effect shall be considered (i) a revocation of the Consultant’s visitation right pursuant to Section 3 or (ii) a suspension from his duties pursuant to Section 15.3. In case either of the parties terminates this Agreement for good cause, the Company shall be obliged to make a single payment to the Consultant equal to the total amount of consultancy fees the Consultant would have received for his Services for the residual term of this Agreement starting from the termination until the moment this Agreement could have been terminated regularly at the earliest, assuming that the Consultant would have worked for 50 % of the Projected Days (= 75 days per year) as stipulated in Section 6.3 of this Agreement, but in any case not less than EUR 187,500, provided however that (i) in case of a termination by Consultant for a suspension from his duties pursuant to Section 15.3 Consultant will receive the payment set forth therein only and not in addition to the payment set forth herein and (ii) the prohibition of competition pursuant to Section 11.1 shall continue until the moment this Agreement could have been terminated regularly at the earliest.

15.5	The Consultant shall at any time after the termination of this Agreement keep a high level of loyalty to the Company or its Affiliates and shall refrain from any acts or statements which could be detrimental to the interests of Company or its Affiliates or which could be harmful to the future development of their respective businesses.

§ 16

Miscellaneous

16.1	The Consultant shall not be entitled to assign or sub-contract the performance of the Services or any of his obligations under this Agreement, subject to the prior written approval of the Company and to the Company agreeing the identity of the person to whom the performance of the Services is to be assigned or sub contracted.

16.2	Any notice to be served under this Agreement shall, in the case of service on the Company be delivered by hand or sent by recorded delivery to its registered office for the time being, and, in the case of service on the Consultant, shall be delivered to the Consultant’s usual or last known place of residence. Notices sent by recorded delivery shall be deemed to have been served twenty-four hours after posting and proof of posting shall be proof of delivery.

16.3	The Company and its Management Board shall be represented by the CEO who shall be the single point of contact for the Consultant.

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16.4	This Agreement together with any other documents referred to in this Agreement constitutes the entire agreement and understanding between the parties and supersedes all other agreements both oral and in writing between the Company and the Consultant.

16.5	Any amendments and supplements of this Agreement must be made in writing to be effective. This also applies to the revocation of the requirement of the written form.

16.6	Should a provision of this Agreement be held or become invalid, the validity of the remaining provisions shall not be affected. The invalid provision shall be deemed replaced by such valid provision which best serves the economic interest of the parties and was originally pursued by the invalid provision. This also applies if the invalidity results from an illegal extent of the service or time/term.

16.7	This Agreement shall be governed by the laws of the Federal Republic of Germany.

IN WITNESS whereof the Consultant and the Company have duly executed this Agreement the day and year first before written.

/s/ Peer M. Schatz	/s/ Dr. Metin Colpan

QIAGEN GmbH	Dr. Metin Colpan

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